# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Commercial Bancgroup, Inc., CIK 0001981546
CUSIP: 20112C106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6710 Cumberland Gap Parkway, Harrogate, Tennessee (TN), 37752
Date of event which requires filing of this statement: 10/01/2025
Filed by CIK 0001405609
Persons authorized to receive notices and communications: Terry L. Lee, c/o Commercial Bancgroup, Inc., 6710 Cumberland Gap Parkway, Harrogate, Tennessee (TN), 37752, 423-869-5151

## Reporting persons
- Lee Terry L (CIK 0001405609): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 254,925; shared voting power 499,300; sole dispositive power 254,925; shared dispositive power 499,300; aggregate amount beneficially owned 754,225 (5.5% of the class)
  Comment: Note to Rows 8 and 10: Includes (i) 261,250 shares of common stock, par value $0.01 per share ("Common Stock") of Commercial Bancgroup, Inc. (the "Issuer") held by Mr. Lee's spouse and (ii) 238,050 shares of Common Stock held directly by Lee Holding Company, L.P. ("LHC"). Mr. Lee serves as the general partner of LHC and may be deemed to beneficially own the shares of Common Stock held directly by LHC.
  
  Note to Row 13: The percentages reported in this Schedule 13D are based upon 13,697,986.5 shares of Common Stock anticipated to be outstanding as of October 3, 2025 (according to the Issuer's Form 424B4 final prospectus as filed with the U.S. Securities and Exchange Commission (the "SEC") on October 2, 2025).
- Lee Holding Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Tennessee (TN); source of funds: working capital (WC); sole voting power 0; shared voting power 238,050; sole dispositive power 0; shared dispositive power 238,050; aggregate amount beneficially owned 238,050 (1.7% of the class)
  Comment: Note to Row 13: The percentages reported in this Schedule 13D are based upon 13,697,986.5 shares of Common Stock anticipated to be outstanding as of October 3, 2025 (according to the Issuer's Form 424B4 final prospectus as filed with the SEC on October 2, 2025).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Commercial Bancgroup, Inc.
Address of issuer's principal executive offices: 6710 Cumberland Gap Parkway, Harrogate, Tennessee (TN), 37752

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being jointly filed by Terry L. Lee ("Lee") and Lee Holding Company, L.P., a Tennessee limited partnership ("LHC" and, together with Lee, the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is c/o Commercial Bancgroup, Inc., 6710 Cumberland Gap Parkway, Harrogate, Tennessee 37752.
Present principal occupation or employment: Mr. Lee currently serves as the President and Chief Executive Officer of the Issuer and on the Issuer's board of directors. The present principal business of LHC is that of a private investment entity, engaged in the purchase and sale of securities for investment for its own account. As general partner of LHC, Mr. Lee directs the voting and investment activities of LHC.
Criminal convictions in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, nor to the knowledge of the Reporting Persons, none of the executive officers, directors or partners of the Reporting Persons, if applicable, was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: LHC is organized under the laws of Tennessee and Mr. Lee is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: LHC is engaged in the purchase and sale of securities for investment on its own account. The source of funds for LHC is the investment capital of LHC. The source of the funds for Mr. Lee is personal funds and equity grants from the Issuer based on his service to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The shares of Common Stock beneficially owned by Reporting Persons were acquired prior to closing of the initial public offering of securities of the Issuer, which closed on October 3, 2025 (the "IPO"). Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate, in the future, plans or proposals, which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The shares of Common Stock beneficially owned by the Reporting Persons are held for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

In connection with the IPO, the directors and officers of the Issuer and certain of the other security holders of the Issuer, including Mr. Lee, entered into lock-up agreements ("Lock-Up Agreements"), pursuant to which they agreed, subject to certain exceptions, not to offer, sell or otherwise transfer their shares of Common Stock, for a period of 180 days following the completion of the IPO in the case of the Issuer's executive officers and directors (which includes Mr. Lee), and for a period of 24 months following the completion of the IPO for other holders of Common Stock. The foregoing description of the Lock-Up Agreements is a summary only and is qualified by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit B hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Schedule 13D other than on September 29, 2025, Mr. Lee received a grant of 42,500 restricted stock units. Each restricted stock unit represents a contingent right to receive one share of Common Stock. The 42,500 restricted stock units vest in three approximately equal annual installments on each of September 29, 2026, September 29, 2027 and September 29, 2028.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 3 and 4 of this Schedule 13D are incorporated into this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A -- Joint Filing Agreement, dated October 8, 2025.
Exhibit B -- Form of Lock-Up Agreement.

## Signatures
- Lee Terry L: /s/ Terry L. Lee, Terry L. Lee (10/08/2025)
- Lee Holding Company, L.P.: /s/ Terry L. Lee, Terry L. Lee, General Partner (10/08/2025)